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08003030

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME Starfire Minerals Inc.

*CURRENT ADDRESS 520-355 Burrard Street
Vancouver, B.C. V6C 2G8
Canada

**FORMER NAME

PROCESSED
JUN 09 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 35209 FISCAL YEAR 10/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 6/5/08

STARFIRE MINERALS INC.

Consolidated Financial Statements

October 31, 2007

DALE MATHESON CARR-HILTON LABONTE LLP
DMCL CHARTERED ACCOUNTANTS

Partnership of:
Vancouver: Robert J. Burkart, Inc. | James F. Carr-Hilton Ltd. | Kenneth P. Chong Inc. | Alvin F. Dale Ltd. | Barry S. Hartley, Inc. | Reginald J. LaBonte Ltd. | Robert J. Matheson, Inc. | Rakesh I. Patel Inc.
South Surrey: Michael K. Braun Inc. | Peter J. Donaldson, Inc.
Port Coquitlam: Wilfred A. Jacobson Inc. | Fraser G. Ross, Ltd. | Brian A. Shaw Inc.

To the Shareholders of Starfire Minerals Inc.,

We have audited the consolidated balance sheet of Starfire Minerals Inc. as at October 31, 2007 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The audited financial statements at October 31, 2006 and the year then ended were examined by another auditor who expressed an opinion without reservation on those statements in his report dated January 26, 2007.

DMCL

Vancouver, B.C.
January 31, 2008

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver: Suite 1500 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 • Fax: 604 689 2778 - Main Reception
South Surrey: Suite 301 - 1656 Martin Drive, White Rock, B.C., Canada V4A 6E7, Tel: 604 531 1154 • Fax: 604 538 2613
Port Coquitlam: Suite 700 - 2755 Lougheed Highway, Port Coquitlam, B.C., Canada V3B 5Y9, Tel: 604 941 8266 • Fax: 604 941 0971

STARFIRE MINERALS INC.

CONSOLIDATED BALANCE SHEETS

OCTOBER 31, 2007 and 2006

		2007		2006
ASSETS				
CURRENT				
Cash and cash equivalents	$	2,896,804	$	736,758
Receivables		76,997		84,643
Prepaid Expenses		21,732		-
Due from Related Parties (Note 6)		105,760		-
		3,101,293		821,401
MINERAL PROPERTY INTERESTS (Note 3)		4,153,617		2,382,829
	$	7,254,910	$	3,204,230
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT				
Accounts Payable and Accrued Liabilities	$	180,817	$	266,823
Due to related parties (Note 6)		-		18,793
		180,817		285,616
SHAREHOLDERS' EQUITY				
Share Capital (Note 4)		13,991,493		9,423,953
Contributed Surplus (Note 4)		990,989		490,689
Deficit		(7,908,389)		(6,996,028)
		7,074,093		2,918,614
	$	7,254,910	$	3,204,230

CONTINGENCY (Notes 1 and 7)
COMMITMENTS (Note 3)

ON BEHALF OF THE BOARD:

"Dan Mosher" — Director

"Basil Pantages" — Director

See accompanying notes to the consolidated financial statements.

STARFIRE MINERALS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

YEARS ENDED OCTOBER 31, 2007 and 2006

	2007	2006
EXPENSES		
Bank Charges and Interest	$ 5,447	$ 1,748
Consulting (Notes 4 and 6)		
Cash	425,816	507,834
Stock Based	500,300	398,381
Investor Relations	7,684	10,775
Office and Miscellaneous (Note 6)	265,807	417,344
Professional Fees (Note 6)	167,177	188,237
Property Investigation Costs	-	24,098
Rent (Note 6)	91,200	96,200
Transfer Agent's Fees	65,277	58,337
	1,528,709	1,702,954
	(1,528,709)	(1,702,954)
OTHER INCOME		
Interest Income	23,990	6,417
LOSS BEFORE INCOME TAXES	(1,504,719)	(1,696,537)
Future Income Tax Recovery (Notes 4(d) and 5)	592,358	656,600
NET LOSS	(912,361)	(1,039,937)
DEFICIT, BEGINNING	(6,996,028)	(5,956,091)
DEFICIT, ENDING	$ (7,908,389)	$ (6,996,028)
BASIC AND DILUTED LOSS PER SHARE	$ (0.02)	$ (0.03)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC AND DILUTED	55,784,415	38,624,846

See accompanying notes to the consolidated financial statements.

STARFIRE MINERALS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED OCTOBER 31, 2007 and 2006

		2007		2006
CASH PROVIDED BY / (USED IN):				
OPERATING ACTIVITIES				
Net Loss		(912,361)	$	(1,039,937)
Items not involving cash:				
Property Investigation Costs		-		17,500
Income Tax Recovery		(592,358)		(656,600)
Stock Based Compensation		500,300		398,381
Changes in non-cash working capital				
Receivables		7,646		(43,774)
Prepaid Expenses		(21,732)		13,389
Accounts Payable		(86,006)		75,036
		(1,104,511)		44,651
FINANCING ACTIVITIES				
Shares Issued for Cash		4,781,398		3,138,571
Due to (from) Related Parties		(124,553)		12,996
		4,656,845		3,151,567
INVESTING ACTIVITIES				
Mineral Property Interests		(1,392,288)		(1,263,189)
INCREASE IN CASH AND CASH EQUIVALENTS		2,160,046		652,373
CASH AND CASH EQUIVALENTS, BEGINNING		736,758		84,385
CASH AND CASH EQUIVALENTS, ENDING		2,896,804		736,758
Supplementary cash flow Information				
Cash Paid for:				
Income taxes	$	-	$	-
Interest	$	-	$	-
Non-cash financing and investing activities:				
Shares issued for acquisition of mineral properties	$	378,500	$	383,000
Shares issued for settlement of payables	$	-	$	17,000

STARFIRE MINERALS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2007 AND 2006

1. NATURE OF OPERATIONS

Starfire Minerals Inc. (the "Company") is incorporated in British Columbia, Canada and is listed on the TSX Venture Exchange ("TSX-V"). The Company is a resource exploration company that is acquiring and exploring mineral properties. At October 31, 2007, the Company's principal mineral property interests are located in the following provinces of Canada: British Columbia, Quebec and Ontario.

The Company is in the process of exploring its properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from disposition of these mineral properties. The amounts shown as exploration expenditures represent net costs to date less amounts written off and do not necessarily represent present or future values.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at October 31, 2007 the Company had not advanced its projects to commercial production and is not able to finance day-to-day activities through operations. The Company's continuation as a going concern is dependent upon the successful results from its mineral properties acquisitions, exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months with existing cash on hand and loans from directors and or private placement of common stock.

2. SIGNIFICANT ACCOUNTING POLICIES

Consolidated financial statement presentation
These consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated on consolidation.

Cash and Cash Equivalents
The Company considers cash equivalents to be short-term investments with a maturity of ninety days or less at the date of acquisition.

Use of estimates and assumptions
The preparation of inancial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates and assumptions relate to the determination of the carrying values of mineral properties and the determination of fair value of stock based payments and estimating future income tax rates. Financial results as determined by actual events could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral Property Interests

The Company records its interests in mineral properties at the lower of cost or estimated fair value. Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Costs incurred for acquisition, including option payments under acquisition agreements and exploration, are capitalized until such time as the related interest is placed into production, sold, abandoned or where management has determined that conditions of impairment in carrying value have occurred. Option payments are not accrued unless the Company is legally obliged to make the payment.

Management evaluates each mineral property interest as events and changes in circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether carrying values have been impaired. Mineral interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on exploration results, management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Costs incurred for new project evaluation and consulting where no acquisition or future benefits are expected to be derived are expensed as incurred.

Where specific claims within a group are contiguous and part of a common geological target interest the Company accounts for all costs incurred on each claim and makes impairment determinations based on the entire interest.

Financial Instruments

On November 1, 2006, the Company adopted CICA Handbook Sections 3855, "Financial Instruments-Recognition and Measurement", Section 3861, "Financial Instruments-Disclosure and Presentation", Section 1530, "Comprehensive Income, Section 3251, "Equity" and Section 3856, "Hedges". These new accounting standards provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.

All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost. Section 1530 establishes standards for reporting and presenting Other Comprehensive Income ("OCI"), which is defined as the change in equity from transactions and other events from non owner sources. OCI refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. These standards have been applied prospectively. The adoption of these standards has not resulted in any adjustments to the carrying amounts of financial assets and financial liabilities at November 1, 2006.

The Company's financial instruments consist of cash and cash equivalents, receivables, amounts due from and to related parties and accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company does not have derivatives or embedded derivatives.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Asset Retirement Obligations
The Company follows the accounting guidelines of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated.

Environmental Costs
Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts. The Company intends to comply with all environmental regulations.

Impairment of Long-lived Assets
The Company adopted the recommendations of CICA Handbook Section 3063 "Impairment of Long-lived Assets" and abstract EIC 126, "Accounting by Mining Enterprises for Exploration Costs" ("EIC 126") of the Emerging Issues Committee.

Section 3063 requires that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstance indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.

EIC 126 provides for an enterprise that is in the development stage with initially capitalized exploration costs but has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property, is not obliged to conclude that the capitalized costs have been impaired. However, such an enterprise should consider whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

Flow-through Shares
The Company provides certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration expenditures ("CEE"). The Company is committed to renounce the qualifying expenditures through the issuance of the respective flow-through common shares and accordingly is not entitled to the related taxable income deductions from such expenditures.

The Company follows the requirements of the CICA Emerging Issues Committee ("EIC") relating to the recording of flow-through transactions. EIC 146 stipulates that future income tax liabilities resulting from the renunciation of qualifying CEE by the Company from the issuance of flow-through shares are recorded as a reduction of share capital. Any corresponding realization of future income tax benefits resulting from the availability of prior year losses or tax pools are reflected as part of the Company's operating results in the period the qualifying expenditures are renounced to the share subscribers.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based compensation
The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the fair value method to all grants of stock options. All stock options granted are accounted for as a capital transaction at the time of the grant and are reflected as contributed surplus in shareholders' equity. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded over the options' vesting period. Any consideration paid on amounts attributable to stock options is credited to share capital.

Future Income Tax
The Company follows the CICA Handbook Section 3465 in accounting for corporate income taxes. This section focuses on the amount of income taxes payable or receivable that will arise if an asset is realized or a liability is settled for its carrying amount. The resulting future income tax asset or liability is recorded based on substantially enacted income tax rates. In the case of unused tax losses, income tax reductions and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of such benefits at the balance sheet date.

Loss per share
The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from in-the-money stock options and other dilutive instruments are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods. Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the stock options and share purchase warrants have been excluded as they are anti-dilutive.

Comparative figures
Certain of the prior year's comparative figures may have been reclassified to conform to the current period's presentation.

3. MINERAL PROPERTY INTERESTS

	2007	2006
Acquisition and staking costs	$ 573,224	$ 512,488
Deferred exploration expenditures	1,197,564	1,130,701
Total Cost incurred during the Year	1,770,788	1,643,189
Balance, beginning	2,382,829	739,640
Balance, ending	$ 4,153,617	$ 2,382,829

3. MINERAL PROPERTY INTERESTS (Continued)

	Note	2007	2006
Black Township Property, Ontario	3(a)	$ 1,401	$ 1,401
Carman Township Property, Ontario	3(b)	9,802	9,802
Eldorado Township Property, Ontario	3 (c)	1	1
Langmuir South Property, Ontario	3(d)	666,492	370,438
Capri Property, Quebec	3(e)	940,449	804,136
Cross Structure Property, Quebec	3(f)	345,899	268,912
Stobie Townships Property, Ontario	3(g)	174,777	76,741
Porphyry Pearl Property, BC	3(h)	1,499,940	590,111
Montreal River Property, Ontario	3(i)	249,757	96,216
Montreal North/Suganaqueb Property, Ontario	3(j)	101,443	83,391
Shaw Township Property, Ontario	3(k)	110,680	81,680
Otish Mountain Property, Quebec	3(l)	50,000	-
Lordeau Property, Quebec	3(m)	2,976	-
		$ 4,153,617	$ 2,382,829

a. Black Township Property, Ontario:

During the year ended October 31, 1998, the Company entered into an option agreement to acquire a 50% interest in certain mineral claims in the Black Township, Ontario. To earn this interest, the Company paid $100,000. Subsequent to October 31, 1998 the Company acquired the remaining 50%. During the year ended October 31, 2003, the Company wrote down the property to $50,000 with a further $25,000 write down during the year ended October 31, 2004 and during the year ended October 31, 2005, the Company wrote down the property to $1. During the year ended October 31, 2006 the Company staked further claims in the area at a cost of $1,400.

b. Carman Township Property , Ontario:

During the year ended October 31, 1999, the Company entered into an option agreement to acquire a 50% interest in minerals claims in the Carman Township within the Porcupine Mining Division, Ontario. To earn this interest, the Company paid $100,000. During the year ended October 31, 2000, the Company entered into an option agreement to acquire the additional 50% interest in these minerals claims for $75,000, subject to 3% net smelter return ("NSR") in favour of the Optionors, 1% of which may be purchased by the Company for a cash payment of $1,000,000 at any time prior to production. During the year ended October 31, 2005, the Company wrote down the property to $1. During the year ended 2006, the Company spent $9,801 reviewing the project for potential exploration work.

c. Eldorado Township Property , Ontario:

During the year ended October 31, 2001, the Company entered into an option agreement to acquire a 100% interest in a mineral claim in the Eldorado Township within the Porcupine Mining Division, Ontario. To earn this interest, the Company issued 75,000 shares, with a fair value of $7,500 plus cash, subject to a 2% NSR in favour of the Optionors, 1% of which may be purchased by the Company for a cash payment of $1,000,000. The Company wrote down the property to $1.

3. MINERAL PROPERTY INTERESTS (Continued)

d. Langmuir South Property , Ontario:

During the year ended October 31, 2001, the Company entered into an option agreement to acquire 4 claims in the Timmins Division, Ontario. To earn this interest, the Company issued 160,000 shares, with a fair value of $16,000 and paid $5,000, subject to a 2% NSR royalty in favour of the Optionors, 1% of which may be purchased by the Company for a cash payment of $1,000,000. Subsequent to October 31, 2001, the Company wrote down the property to $1. During the year ended October 31, 2006, the Company commenced an exploration program which is ongoing at October 31, 2007.

e. Capri Uranium Property, Quebec:

As amended on August 10, 2007, the Company signed a mineral property option agreement to acquire 100% interest in 25 claims called the Capri Property located in western Quebec. To earn this interest, the Company is to make cash payments totaling $250,000, issue a total of 2,100,000 shares and incur $2,000.000 exploration expenditures as follows:

On Agreement execution date		$25,000(1)	
Within 10 days of TSX approval	600,000(1)		
On or before May 31, 2005		10,000(1)	
On or before June 30, 2005		10,000(1)	
On or before July 30, 2005		10,000(1)	
On or before September 15, 2005		20,000(1)	
On or before November 30, 2005	600,000(1)		
On or before January 31, 2006		25,000(1)	
First Anniversary of the Agreement			
On or before May 12, 2007	200,000(1)	100,000(1)	
On or before December 31, 2007	700,000	50,000	
On or before December 31, 2008			500,000(1)
	2,100,000	$250,000	500,000(1)

(1) Shares have been delivered, payments made and exploration expenditures incurred.

The property is subject to 2% NSR of which 1.5% can be purchased on the basis of $100,000 for each 0.1% NSR acquired the first-half of NSR (i.e the first 1.0% NSR) and $150,000 for each 0.1% of NSR thereafter for the remaining NSR (i.e. the remaining 0.5% NSR).

3. **MINERAL PROPERTY INTERESTS (Continued)**

f. Cross Structure Property, Quebec:

On March 4, 2005, the Company signed a mineral property option agreement to acquire 100% interest in 37 claims called the Cross Structure Property located in east-central Quebec. To earn this interest, the Company is to make payments totaling $90,000, issue a total of 700,000 shares and incur $700,000 in exploration expenditures as follows:

Within 10 days of TSX approval	100,000(1)		
On or before June 15, 2005		$15,000 (1)	
On or before March 1, 2006	200,000(1)	25,000(1)	
Secondary Anniversary of the Agreement			$100,000(1)
On or before March 1, 2007	200,000(1)	25,000(1)	
Third Anniversary of the Agreement			250,000
On or before March 1, 2008	200,000	25,000	
Fourth Anniversary of the Agreement			350,000
	700,000	$90,000	$700,000

(1) Shares have been delivered, payments made and exploration expenditures incurred

Property is subject to 2% NSR of which 1.5% can be purchased on the basis of $100,000 for each 0.1% NSR acquired the first-half of NSR (i.e. the first 1.0% NSR) and $150,000 for each 0.1% of NSR thereafter for the remaining NSR (i.e. the remaining 0.5% NSR).

g. Stobie Lake Property, Ontario:

On February 25, 2005, the Company signed a mineral property option agreement to acquire 100% interest in 32 claims located in Stobie Lake in Grigg and Stobie Townships, situated northeast of Sudbury, Ontario. The Property is subject to 1% NSR which can be purchased for a purchase price of $1,000,000. To earn this interest, the Company issued a total of 400,000 shares as follows:

Option Exercise Schedule	Issue Shares
Within 5 days of TSX approval	200,000(1)
First Anniversary of the Agreement	100,000(1)
Second Anniversary of the Agreement	100,000(1)
Total	400,000

(1) Shares have been delivered

3. MINERAL PROPERTY INTERESTS (Continued)

h. Porphyry Pearl Property, British Columbia:

On February 21, 2006, as amended on August 15, 2006 the Company entered into a Option Agreement ("Agreement") to acquire a 100% interest in 10 mineral claims located in the Omineca Mining Division, British Columbia called the Porphyry Pearl Claims ("Pearl Claims"). Under the terms of the Agreement, the Company would acquire a 100% undivided interest in the Pearl Claims in consideration of cash payment of $530,000 issue 3,600,000 shares and incur $4,750,000 of exploration expenditures as follows:

On Agreement execution date		$15,000(1)		
Within 10 days of TSX Approval	400,000(1)			$2,500(1)
On or before August 15, 2006				
On or before August 24, 2006				
On or before January 12, 2007	800,000(1)			2,500(1)
First Anniversary of the Agreement			400,000(1)	
On or before August 24, 2007				2,500(1)
On or before October 15, 2007		50,000(1)		2,500(1)
On or before January 12, 2008	800,000(2)			
Second Anniversary of the Agreement		65,000(2)	750,000(1)	
On or before October 15, 2008		150,000		2,500
On or before January 12, 2009	800,000			
Third Anniversary of the Agreement			1,000,000	
On or before October 15, 2009		250,000		
On or before January 12, 2010	800,000			
Fourth Anniversary of the Agreement			1,100,000	
Fifth Anniversary of the Agreement			1,500,000	
Totals	3,600,000	$530,000	$4,750,000	$12,500

(1) Shares have been delivered and payments made and exploration expenditures incurred
(2) Issued subsequent to year ended October 31, 2007

The Property is subject to 3% NSR of which 1.5% can be purchased within 30 days of the Property being placed into commercial production for the sum of $3,000,000. Two claims units comprising part of the Pearl Claims are subject to cash payments to a third party. The Company would make a $12,500 payment to the third party for fulfillment of the cash payment requirement. The two claims are also subject to 2% NSR which can be purchased up to a 50% aggregate for a sum of $3,000,000.

3. **MINERAL PROPERTY INTERESTS (Continued)**

i. Montreal River Property , Ontario:

On March 30, 2006, the Company signed a mineral property option agreement to acquire 100% interest in 14 claims located in the Peever, Smilsky and Slater Townships of Ontario. Also it was agreed that within an area of interest of 10 miles radius be added to the property when any additional properties are staked or acquired by the Company. To earn this interest, the Company is required to make cash payments totaling $10,000, issued a total of 700,000 shares and incur $500,000 in exploration expenditures as follows:

Within 10 days of TSX approval	200,000(1)	$10,000(1)	
On or before March 30, 2007 (1st Anniversary)	250,000(1)		50,000(1)
On or before March 30, 2008 (2nd Anniversary)	250,000		225,000
On or before March 30, 2009 (3rd Anniversary)			225,000
Totals	700,000	$10,000	$500,000

(1) Shares have been delivered, payments made and exploration expenditures incurred.

The Property is subject to 2% NSR which 1% can be purchased for $1,000,000.

j. Montreal North / Suganaqueb Property Interest, Ontario:

On August 22, 2006 and as amended on August 22, 2007, the Company signed a mineral property option agreement to acquire 100% interest in 16 claims located in the Suganaqueb Township of Ontario. To earn this interest, the Company is required to make cash payment totaling $25,600; is to issue a total of 600,000 shares and incur $285,000 in exploration expenditures as follows:

Within 10 days of TSX approval	200,000(1)	$25,600(1)	
On or before February 14, 2008	200,000		35,000(1)
On or before August 22, 2008 (2nd Anniversary)	200,000		100,000
On or before August 22, 2009 (3rd Anniversary)			150,000
Totals	600,000	$25,600	$285,000

(1) Shares have been delivered, payment made and exploration expenditures incurred.

It has been agreed that within the area of interest of 10 miles radius be added to the property when any additional properties are staked or acquired by the Company.

The Property is subject to 2% NSR which 1% can be purchased for a purchase price of $1,000,000.

3. **MINERAL PROPERTIES (Continued)**

k. Shaw Township Property, Ontario:

On March 22, 2006, the Company signed a mineral property option agreement to acquire 100% interest in 2 claims located in the Shaw Township of Ontario. To earn this interest, the Company is to issue a total of 200,000 shares, made a cash payment of $10,000 and is to incur $25,000 in exploration expenditures as follows:

Within 10 days of TSX approval	100,000(1)	$10,000(1)	
On or before May 30, 2006			$25,000(1)
On or before March 22, 2007 (1st Anniversary)	100,000(1)		
Totals	200,000	$10,000	$25,000

(1) Shares have been delivered, payment made and exploration expenditures incurred.

The Company has completed terms of option and the property claims are registered in Company's name.

It has been agreed that within the area of interest of 10 miles radius be added to the property when any additional properties are staked or acquired by the Company.

The Property is subject to 2% NSR which 1.5% can be purchased for a purchase price of $1,500,000.

l. Otish Mountain Property, Quebec:

On February 19, 2007, the Owner granted to the Company the sole and exclusive right and option (the "Option") to acquire from the Owner a 100% undivided legal, beneficial and registerable interest in and to the Property (subject to a NSR). The Property consists of two contiguous mineral claims.

In order to exercise the option and to earn its interest in the Property, the Company shall issue and deliver to the Owner a total of 600,000 shares of the Company as follows:

Within 10 days of TSX approval	150,000(1)	$17,000(1)	
On or before February 19, 2008 (1st Anniversary)	150,000	20,000	$50,000
On or before February 19, 2009 (2nd Anniversary)	150,000	25,000	50,000
On or before February 19, 2010 (3rd Anniversary)	150,000	30,000	50,000
Totals	600,000	$92,000	$150,000

(1) Shares have been delivered and payment made.

The Property is subject to a 2% NSR Royalty in favour of the Optionor.

3. **MINERAL PROPERTIES (Continued)**

m. Lordeau Property, Quebec;

During the year ended October 31, 2007, the Company acquired 18 mineral property claims through staking in the Opinca Crea of Nothern Quebec at a cost of $2,976.

4. **SHARE CAPITAL**

a. Authorized - unlimited common shares without par value.
b. Issued and outstanding:

	Note	Number	Amount
Balance, October 31, 2005		31,017,953	$ 6,544,482
Finders fees		242,367	-
Private placement at $0.20	Note 4(b)(i)	2,000,000	400,000
Finders fees	Note 4(b)(i)	70,000	-
Private placement at $0.25	Note 4(b)(ii)	964,230	241,057
Finders fees	Note 4(b)(ii)	79,500	-
Private placement at $0.35	Note 4(b)(iii)	540,100	189,035
Private placement at $0.35	Note 4(b)(iii)	501,721	175,602
Finders fees	Note 4(b)(iii)	62,010	-
Private placement at $0.25	Note 4(b)(iv)	488,480	122,120
Finders fees	Note 4(b)(iv)	3,848	-
Private placement at $0.35	Note 4(b)(v)	611,156	213,904
Private placement at $0.35	Note 4(b)(v)	172,858	60,500
Finders fees	Note 4(b)(v)	28,829	-
Private placement at $0.28	Note 4(b)(vi)	5,357,138	1,500,000
Finders fees	Note 4(b)(vi)	267,855	(124,500)
Private placement at $0.25	Note 4(b)(vii)	180,000	45,000
Exercise of stock options at $0.11 per share		476,000	52,360
Exercise of stock options at $0.13 per share		595,345	77,395
Exercise of stock options at $0.18 per share		63,045	11,348
Exercise of warrants at $0.12 per share		100,000	12,000
Exercise of warrants at $0.15 per share		1,065,000	159,750
Shares for debt at $0.35		50,000	17,500
Acquisition of mineral property - Capri		600,000	84,000
Acquisition of mineral property - Cross Structure		200,000	27,000
Acquisition of mineral property - Griggs/Stobie		200,000	28,000
Acquisition of mineral property - Pearl		400,000	96,000
Acquisition of mineral property - Shaw		100,000	34,000
Acquisition of mineral property - Montreal River		200,000	62,000
Acquisition of mineral property - Montreal North		200,000	52,000
Renounced flow through exploration expenditures		-	(656,600)
Balance, October 31, 2006		46,837,435	$ 9,423,953

4. **SHARE CAPITAL (Continued)**

b. Issued and outstanding:

Private placement @ .35	Note 4(b)(viii)	3,049,570	1,067,350
Finders fees	Note 4(b)(viii)	58,571	(143,850)
Private placement @ .35	Note 4(b)(ix)	1,428,570	500,000
Private placement @ .30	Note 4(b)(x)	2,267,000	680,100
Finders fees	Note 4(b)(x)	73,911	(32,927)
Private placement @ .30	Note 4(b)(xi)	3,561,634	1,068,490
Finders fees	Note 4(b)(xi)	-	(74,794)
Exercise of Options @ .13		415,000	53,950
Exercise of Warrants @ .15		2,195,000	329,249
Exercise of Warrants @ .20		6,575,402	1,315,080
Exercise of Warrants @ .25		75,000	18,750
Acquisition of mineral property - Cross Structure		200,000	27,000
Acquisition of mineral property - Pearl		800,000	192,000
Acquisition of mineral property - Otish		150,000	33,000
Acquisition of mineral property - Shaw		100,000	29,000
Acquisition of mineral property - Montreal River		250,000	77,500
Acquisition of mineral property - Capri		200,000	20,000
Renounced flow through exploration expenditures		-	(592,358)
Balance, October 31, 2007		68,237,093	$ 13,991,493

i. During the year ended October 31, 2006, the Company completed a non-brokered private placement of 2,000,000 units at $0.20 per unit for total proceeds of $400,000. Of the total, 975,000 units consisted of one flow through common share of the Company and one non-flow through share purchase warrant and the remaining 1,025,000 units consisted of one non-flow through common share and one share purchase warrant. Each warrant entitles the holder thereof the right to purchase an additional common share of the Company at $0.25 for a two-year period (expiring December 9, 2007). In connection with this private placement, the Company agreed to issue finder's fees of 70,000 units of the Company.

4. **SHARE CAPITAL (Continued)**

ii. During the year ended October 31, 2006, the Company completed a non-brokered private placement of 964,230 units at $0.25 per unit for total proceeds of $241,057. Each unit consists of one common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.35 for a two-year period (expiring April 4, 2008). The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX-V at a price of $0.50 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day. In connection with this private placement, the Company agreed to issue finder's fees of 79,500 units of the Company.

iii. During the year ended October 31, 2006, the Company completed a non-brokered private placement of 1,041,821 units at $0.35 per unit for total proceeds of $364,637. Of the total, 501,721 units consisted of one flow-through common share and one non-flow through share purchase warrant and the remaining 540,100 units consisted of one non-flow through common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.50 for a two year period (expiring April 5, 2008). The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX-V at a price of $0.65 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day. In connection with this private placement, the Company agreed to issue finder's fees of 62,010 units of the Company.

iv. During the year ended October 31, 2006, the Company completed a non-brokered private placement of 488,480 units at $0.25 per unit for total proceeds of $122,120. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.35 for a two year period (expiring June 18, 2008). The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX-V at a price of $0.50 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day. In connection with this private placement, the Company agreed to issue finder's fees of 3,848 units of the Company.

v. During the year ended October 31, 2006, the Company completed a non-brokered private placement of 784,014 units at $0.35 per unit for total proceeds of $274,404. Of the total, 172,858 units consisted of one flow-through common share and one non-flow through share purchase warrant and the remaining 611,156 units consisted of one non-flow through common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.50 for a two year period (expiring June 18, 2008). The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX-V at a price of $0.65 or higher for a period of 10 consecutive days, then the expiry would be shortened to 14 calendar days from the 10th day. In connection with this private placement, the Company agreed to issue finder's fees of 28,829 units of the Company.

4. **SHARE CAPITAL (Continued)**

vi. During the year ended October 31, 2006, the Company completed a non-brokered private placement of 5,357,138 units at $0.28 per unit for total proceeds of $1,500,000. Each unit consists of one flow-through common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.45 for a two year period (expiring August 21, 2008). The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX-V at a price of $0.60 or higher in the first year and $0.85 or higher in the second year on the TSX-V for a period of 20 consecutive days, then the warrants must be exercised within 30 calendar days of expressed written notice to the holder or the warrants would be cancelled. In connection with this private placement, the Company agreed to finder's fees of 267,855 shares of the Company, paid $124,500 and granted 535,714 warrants as finders' fees.

vii. During the year ended October 31, 2006, the Company completed a non-brokered private placement of 180,000 units at $0.25 per unit for total proceeds of $45,000. Each unit consists of one flow-through common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.45 in the first year and $0.60 in the second year (expiring October 30, 2008). The warrants contain an acceleration clause whereby if the Company's shares close at a price of $0.60 or higher in the first year and $0.85 or higher in the second year on the TSX-V for a period of 20 consecutive days, then the warrants must be exercised within 30 calendar days of expressed written notice to the holder or the warrants would be cancelled.

viii. During the year ended October 31, 2007, the Company completed a non-brokered private placement of 3,049,570 flow through units at $0.35 per unit for total proceeds of $1,067,350. Each flow through unit consists of one common share of the Company and one half share purchase warrant. Each full share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.50 for the first year and $0.75 for the second year. The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX-V at a price of $0.66 or higher for a period of 20 consecutive trading days during the first year or at least $1.05 per share for any 20 consecutive trading days during the second year, then the Company may provide written notice (the "Notice") to the warrant holder requiring the warrant holder to exercise the warrants held by the warrant holder within 30 calendar days of receiving the notice, failing which the warrants will be cancelled. In connection with this private placement, the Company agreed to finder's fees of 58,571 shares of the Company, paid $143,850 and granted 192,857 warrants as finder's fees.

ix. During the year ended October 31, 2007, the Company completed a non-brokered private placement of 1,428,570 units at $0.35 per unit for total proceeds of $500,000. Each Flow Through unit consists of one common share of the Company and one half share purchase warrant. Each full share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.50 for the first year and $0.75 for the second year. The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX-V at a price of $0.66 or higher for a period of 20 consecutive trading days during the first exercising period or at least $1.05 per share for any 20 consecutive trading days during the second exercise period, then the Company may provide written notice (the "Notice") to the warrant holder requiring the warrant holder to exercise the warrants held by the warrant holder within 30 calendar days of receiving the notice, failing which the warrants will be cancelled.

4. **SHARE CAPITAL (Continued)**

x. During the year ended October 31, 2007 the Company completed a non-brokered private placement of 2,267,000 units at $0.30 per unit for total proceeds of $680,100. Each Non Flow Through unit consists of one common share of the Company and one half share purchase warrant. Each full share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.50 for the first year and $0.75 for the second year. The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX-V at a price of $0.66 or higher for a period of 20 consecutive days during the first exercising period or at least $1.05 per share for any 20 consecutive trading days during the second exercise period, then the Company may provide written notice (the "Notice") to the warrant holder requiring the warrant holder to exercise the warrants held by the warrant holder within 30 calendar days of receiving the notice, failing which the warrants will be cancelled. In connection with this private placement, the Company agreed to finder's fees of 73,911 shares of the Company, paid $32,927 and granted 369,557 warrants, also in connection with this private placement due diligent fees in the amount of $32,927.

xi. During the year ended October 31, 2007, the Company completed a non-brokered private placement of 3,561,634 units at $0.30 per unit for total proceeds of $1,068,490. Each unit consists of one common share of the Company and one half share purchase warrant. Each full share purchase warrant entitles the holder to purchase an additional common share of the Company at $0.50 for the first year and $0.75 for the second year. The warrants contain an acceleration clause whereby if the Company's shares trade on the TSX-V at a price of $0.66 or higher for a period of 20 consecutive trading days during the first exercising period or at least $1.05 per share for any 20 consecutive trading days during the second exercise period, then the Company may provide written notice (the "Notice") to the warrant holder requiring the warrant holder to exercise the warrants held by the warrant holder within 30 calendar days of receiving the notice, failing which the warrants will be cancelled. In connection with this private placement, the Company agreed to issue finder's fees of 249,314 warrant of the Company and paid $74,794.

c. Stock options:

Under the Company stock option plan ("Plan"), stock options to purchase shares are granted by the Company's board of directors in accordance with the policies of the TSX-V. The maximum number of common shares issuable for all purposes under the Plan cannot exceed 10% of the issued shares of the Company at the time of granting and may not exceed 5% to any individual. Options granted must be exercised no later than five years from the date of grant or such lesser period as determined by the Company's Board of directors. The exercise price of an option is not less than the closing price on the TSX-V on the last trading day preceding the grant date or the minimum price as per TSX-V. Options are fully vested on the date of grant. The weighted average price of the options outstanding at October 31, 2007 is $0.20 and the weighted average life is 3.1 years. Outstanding options at October 31, 2007 were as follows:

4. **SHARE CAPITAL (Continued)**

c. Stock Options (Continued)

Expiry		Price ($)	Outstanding October 31, 2006	Granted	Exercised	Cancelled / Expired	Outstanding October 31, 2007
Dec. 17, 2006	$	0.13	235,000	-	(50,000)	(185,000)	-
Feb. 23, 2010	$	0.13	365,000	-	(365,000)	-	-
July 5, 2010	$	0.23	85,000	-	-	(85,000)	-
Nov. 15, 2007	$	0.18	1,281,955	-	-	(281,955)	1,000,000
Jan. 18, 2010	$	0.18	150,000	-	-	(150,000)	-
May 10, 2010	$	0.30	1,395,000	-	-	(500,000)	895,000
Oct. 2, 2008	$	0.25	200,000	-	-	-	200,000
Nov. 23, 2011	$	0.25	-	1,350,000	-	(100,000)	1,250,000
March 13, 2012	$	0.25	-	100,000	-	-	100,000
Aug. 20, 2012	$	0.20	-	1,600,000	-	-	1,600,000
			3,711,955	3,050,000	(415,000)	(1,301,955)	5,045,000

During the year ended October 31, 2007, the Company granted a total of 3,050,000 options. The Company recognized the associated stock-based compensation expense of $500,300 for fiscal 2007 in connection with the granting of these options. The fair value of the options granted was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: average risk free interest rate of 4.53%, dividend yield of 0%, average volatility factor of 123% with a life of 5 years. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

d. Flow-through shares:

i. During the year ended October 31, 2006, the Company issued flow-through common shares for total proceeds of $1,016,117. The flow through agreement requires the Company to renounce certain tax deductions for Canadian exploration expenditures on the Company's Canadian mineral properties to the flow-through participants. The Company has renounced exploration expenditures of $1,016,117 which resulted in future tax recovery of $656,600 with a corresponding charge against share capital.

ii. During the year ended October 31, 2007 the Company issued flow-through common shares for total of $1,567,350. The flow through agreement required the Company to renounce certain tax deductions for Canadian exploration expenditures on the Company's Canadian mineral properties to the flow-through participants. The Company has renounced exploration expenditures of $1,736,102 which resulted in future tax recovery of $592,358 with a corresponding charge against share capital.

4. **SHARE CAPITAL (Continued)**

e. Share purchase warrants:

Outstanding share purchase warrants at October 31, 2007 were as follows:

Expiry		Price ($)	Outstanding October 31, 2006	Granted	Cancelled Expired	Exercised	Outstanding October 31, 2007
November 30, 2006	$	0.15	1,935,000		(170,000)	(1,765,000)	-
May 4, 2007	$	0.15	685,000		(255,000)	(430,000)	-
May 31, 2007	$	0.20	1,125,000		-	(1,125,000)	-
June 3, 2007	$	0.20	112,500		-	(112,500)	-
July 22, 2007	$	0.20	1,560,714		(175,000)	(1,385,714)	-
August 2, 2007	$	0.20	3,952,188		-	(3,952,188)	-
December 29, 2007	$	0.25	2,070,000			(75,000)	1,995,000
April 5, 2008	$	0.35	964,230			-	964,230
April 5, 2008	$	0.50	1,041,821			-	1,041,821
June 15, 2007	$	0.35	488,480			-	488,480
June 15, 2007	$	0.50	784,014			-	784,014
August 21, 2008	$	0.45	5,357,138			-	5,357,138
August 21, 2008	$	0.45	535,714			-	535,714
October 30, 2007	$	0.45/0.60	180,000			-	180,000
July 10, 08/09	$	0.50/0.75		1,817,641			1,817,641
July 13, 08/09	$	0.50/0.75		2,217,342			2,217,342
July 24, 08/09	$	0.50/0.75		2,030,131			2,030,131
			20,791,799	6,065,114	(600,000)	(8,845,402)	17,411,511

Certain warrants contain acceleration clauses whereby if the Company's shares trade above a specified price the warrants will expire at an earlier date.

The weighted average price of the warrants outstanding is $0.38 and the weighted average life is one year. The Company does not attribute any value to the issuance of warrants.

f. Contributed surplus:

		Amount
Balance, October 31, 2005	$	92,308
Stock Based Compensation		398,380
Balance, October 31, 2006		490,689
Stock Based Compensation		500,300
Balance, October 31, 2007	$	990,989

5. INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company's loss before income taxes. The components of these differences are as follows:

	2007	2006
	$	$
Loss before income taxes	1,504,719	1,696,537
Statutory tax rate	34.1%	34.1%
Expected tax recovery	(513,408)	(578,519)
Increase (decrease) resulting from:		
Non-deductible expenses	18,538	6,072
Stock Based Compensation	170,702	135,928
Share issuance costs	(116,218)	(102,747)
Recognition of future tax assets resulting from renunciation of resource expenses on flow through shares and change in future tax asset valuation allowance	(151,972)	(117,334)
Future income tax recovery	(592,358)	(656,600)

The Company's future income tax assets are estimated as follows:

	2007	2006
	$	$
Mineral properties	124,000	727,000
Non-capital losses available	1,041,000	756,000
Net capital losses available	1,000	1,000
Unamortized share issue costs	152,000	85,000
Potential future income tax assets	1,318,000	1,569,000
Less: valuation allowance	(1,318,000)	(1,569,000)
Net future income tax asset	-	-

The Company has approximately $3,304,000 of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount
	$
2010	118,000
2014	123,000
2015	745,000
2026	1,231,000
2027	1,087,000
	$3,304,000

In addition, the Company has Canadian exploration and development expenditures totaling approximately $4,548,000 and unamortized share issue costs of approximately $481,000 which may be available to reduce future taxable income. The exploration and development expenditures can be carried forward indefinitely.

5. INCOME TAXES (Continued)

During 2007, the Company filed for flow-through share renunciations resulting in the renunciation of $1,736,102; of exploration expenditures and recognition of share issue costs and a corresponding future income tax liability of $592,358.

In accordance with CICA Handbook EIC-146, the Company recognized a portion of its previously unrecognized future tax assets from loss carry forwards and other deductible temporary differences as a future income tax recovery of $592,358 to offset its future income tax liability arising from the renunciation of exploration expenditures by the Company on its flow-through shares.

Criteria for recognition of the remaining potential future tax asset in the current year and in the prior year were not met, resulting in a valuation allowance of 100% of the remaining potential future tax assets.

6. RELATED PARTY TRANSACTIONS

Amounts due to and from related parties are due to and from directors and a company with common directors. The amounts due to and from consist of amounts due and prepaid for operation and exploration expenditures. The amounts are unsecured, non-interest bearing, and have no fixed terms of repayment.

The Company had the following transactions with parties related to the Company:

	2007	2006
Mineral properties	$ 119,622	$ 120,243
Consulting fees	304,393	429,800
Office and miscellaneous	60,143	57,156
Professional fees	64,800	59,500
Rent	91,200	95,850
	$ 640,158	$ 762,549

Related party transactions are measured at the exchange amount agreed to by the related parties.

7. CONTINGENCY

During the year ended October 31, 2007, a dispute arose with Arnex Resources Ltd. ("Arnex") pursuant to which Arnex has demanded that the Company pay $548,465 in cost over runs relating to exploration work completed on the Pearl Property during the year. The disputed amount exceeds the 10% maximum cost over run provided for in the contract between Arnex and the Company. The budget was provided by Arnex and agreed to in writing by both Arnex and the Company prior to work commencing. The Company considers this claim to be without merit and will be defending the claim. The Company has not accrued an amount relating to the claim.

END